8/11/04

U.S. SECURITIES AND EXCHANGE COMMISSION
[redacted] 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	

04018137

... and Dealers
Pursuant ... Exchange Act of 1934 and ... er

SEC FILE NO.
8-52009

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FOLIO*fn* Investments, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

AUG 04 2004
DIVISION OF MARKET REGULATION

8000 Towers Crescent Drive, Suite 1600
(No. and Street)

Vienna	VA.	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne E. Byrd (703) 245-4964
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

08-12

OATH OR AFFIRMATION

I, Anne E. Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FOLIO*fn* Investments, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Anne E. Byrd
Acting Chief Financial Officer

Catherine M McCarthy
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
FOLIO*fn* Investments, Inc.:

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. (the Company) as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FOLIO*fn* Investments, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

FOLIO*fn* INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2003
(in thousands)

Assets		
Cash and cash equivalents	$	3,658
Cash segregated under federal and other regulations		7,284
Deposits with clearing organizations		1,054
Receivable from customers		505
Receivable from broker-dealers and clearing organizations		10
Corporate equity securities owned, at market value		471
Prepaid expenses and other assets		391
Total assets	$	13,373
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to customers	$	4,934
Payable to broker-dealers and clearing organizations		1,398
Accounts payable and accrued expenses		285
Due to Parent		1,181
Deferred revenue		552
Total liabilities		8,350
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.0001 par value. Authorized, issued, and outstanding 1,000 shares		—
Additional paid-in capital		28,642
Accumulated deficit		(23,619)
Total stockholder's equity		5,023
Total liabilities and stockholder's equity	$	13,373

See accompanying notes to financial statements.

FOLIO*fn* INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2003

(1) Organization

FOLIO*fn* Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The effective date of the Company's registration as a broker-dealer was December 21, 1999. The Company is a Virginia corporation that is a wholly owned subsidiary of FOLIO*fn*, Inc. (Parent).

In January 2000, the Company reorganized from a Delaware limited liability company to a Virginia corporation. The Company's board of directors approved an Agreement and Plan of Merger (the Merger) dated January 10, 2000 which provided for the merger of *folio*Trade Brokerage, LLC, with and into FOLIO*fn* Investments, Inc., with FOLIO*fn* Investments, Inc. as the surviving corporation. The merger was effective on January 10, 2000.

The Company offers web-based portfolio creation, trading, and management services. It also provides trade execution, clearance and settlement services.

(2) Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

(b) Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market, and consist of cash, money market funds and short-term investments with original maturities of less than 90 days.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net on the statement of financial condition.

Marketable securities are reported at market value.

(d) Membership Fees

The Company charges membership fees for some of its services. Membership fees received are deferred and recognized as revenue on a straight-line basis over the membership period.

(e) Advertising

Advertising costs are expensed as incurred.

(f) *Income Taxes*

The Company is included in the federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Cash Segregated Under Federal and Other Regulations

Cash of $7,284,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 at December 31, 2003.

(4) Receivable from and Payable to Customers

Receivable from customers includes membership fees billed but not collected by the Company. Payable to customers represents amounts owed to customers for cash in their accounts.

(5) Payable to Broker-Dealers and Clearing Organizations

Payables to brokers-dealers include amounts which are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

(Continued)

(6) Income Taxes

Deferred tax assets and liabilities are comprised of the following at December 31, 2003:

		2003
Deferred tax assets:		
Accounts receivable	$	7,000
Accrued Vacation		38,000
Start-up costs		313,000
Net operating loss carryforward		9,102,000
Less valuation allowance		(9,460,000)
Net deferred tax assets	$	—

As of December 31, 2003, the Company has net operating loss carryforwards for income tax purposes of approximately $23,000,000 expiring in 2020. Utilization of net operating losses may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

(7) Related Party Transactions

Through an agreement with Parent, the Company is charged for the use of software and allocated certain operating expenses including occupancy, communications and data processing, advertising, software, and employee benefits. The Parent charged the Company $1,200,000 for the use of software in 2003, which is reported in other operating expenses in the statement of operations. Operating expenses allocated to the Company for the year ended December 31, 2003 were approximately $809,000. At December 31, 2003, the amount due to Parent was $1,181,000.

The Parent entered into a financing arrangement during 2003 and pledged all of its assets, except its interest in a certain foreign joint venture and all other directly related assets. The Parent's pledge of assets includes its ownership in the shares of the Company, but excludes the assets of the Company.

(8) Other Income

Other income primarily consists of fees for shareholder services including maintenance of accounts, mailing proxies and other administrative services. The fees are recognized as services are performed.

(9) Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the Rule). The Company has elected the alternative method of compliance allowed under the rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded, and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily.

(Continued)